SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3A

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

AF FINANCIAL GROUP

(Name of Issuer)

AF FINANCIAL GROUP

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

001046101

(CUSIP Number of Class of Securities)

Robert E. Washburn

21 E. Ashe Street

P.O. Box 26

West Jefferson, NC 28694

(336) 246-4344

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Jean C. Brooks

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850 (336) 378-1001 (facsimile)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$89,780	$17.66

*	Calculated solely for the purpose of determining the filing fee, which was based upon the tender offer price of $20.00 per share for the eligible common stock as of December 13, 2007 multiplied by our estimate of the maximum number of shares to be purchased (4,489).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$17.66

Form or Registration No.:	Schedule 13(E)-3

Filing Party:	AF FINANCIAL GROUP

Date Filed:	DECEMBER 14, 2007

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary of Terms” and “Questions and Answers” in the Offer to Purchase for Cash dated January 16, 2008 (the “Offer to Purchase”), which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name of Issuer is AF Financial Group (the “Company”). The Company’s principal executive office is located at 21 E. Ashe Street, West Jefferson, NC 28694, and its business telephone number is (336) 246-4344.

(b) As of December 13, 2007, the Company had 1,050,804 shares of common stock, $0.01 par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About the Company—Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About the Company—Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The Company has not repurchased any of its shares within the last 2 years.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13e-3 relates is the issuer, AF Financial Group. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer, director and controlling shareholder of the Company are follows:

Jan R. Caddell

Director, Vice Chairman of the Board

240 Radio Road

P.O. Box 729

West Jefferson, NC 28694

336-246-6001

Claudia L. Kelley, Ph.D.

Director

321 Mine Branch Road

Blowing Rock, NC, 28605

828-262-6216

Kenneth R. Greene

Director

1517 US Highway 221 North

P.O. Box 743

Jefferson, NC 28640

336-846-1533

Jimmy D. Reeves

Director, Chairman of the Board

P.O. Drawer 67

202 East Main Street

West Jefferson, NC 28694

336-246-7172

Joseph E. Eller

Executive Vice President and Chief Banking Officer

P.O. Box 26

21 East Ashe Street

West Jefferson, NC 28694

336-246-4344

Martin G. Little

Executive Vice President and Chief Lending Officer

P.O. Box 26

21 East Ashe Street

West Jefferson, NC 28694

336-246-4344

Jerry L. Roten

Director

611 Clarence Lyall Road

P.O. Box 1392

West Jefferson, NC 28694

336-877-5576

Michael M. Sherman

Director

172 Broad Sound Court

Mooresville, NC 28117

704-271-4500

Wayne R. Burgess

Director

P.O. Box 410

109 East Main Street

West Jefferson, NC 28694

336-846-2581

Donald R. Moore

Director

P.O. Box 847

Ashemont Shopping Center

West Jefferson, NC 28694

336-246-3061

Robert E. Washburn

Director, President and Chief Executive Officer

P.O. Box 26

21 East Ashe Street

West Jefferson, NC 28694

336-246-4344

Karen Pennell Powell

Director

P.O. Box 759

1079 NC Highway 194 North

West Jefferson, NC 28694

336-982-3800

Melanie Paisley Miller

Executive Vice President, Secretary, Treasurer and Chief Financial Officer

P.O. Box 26

21 East Ashe Street

West Jefferson, NC 28694

336-246-4344

(b) Not Applicable

(c)(1) and (2) The following is a list of the principal occupation of each officer and director of the Company. Each director’s and officer’s business address is set forth in Item 3(a) above. The following table also sets forth as to each executive officer and director of the Company his principal occupation during the last five years, including the starting and ending dates of such employment.

Jan R. Caddell

Director, Vice Chairman of the Board

President and General Manager of Caddell Broadcasting, Inc. and its commercial radio station, WKSK from 1978 to present; address listed in (a) above

Claudia L. Kelley, Ph.D.

Director

Certified public accountant and Professor of Accounting at Appalachian State University from July 2006 to present; Associate Professor of Accounting at Appalachian State University 2000 to 2006; address listed in (a) above

Kenneth R. Greene

Director

Principal owner of Builders Mart of Ashe, Inc. and Laurel Custom Homes, Inc; from 2000 to present; address listed in (a) above

Jimmy D. Reeves

Director, Chairman of the Board

Partner at the law firm of Vannoy & Reeves, PLLC from 1975 to present; Vice President of Yadkin Valley Pontiac-Buick-Oldsmobile-GMC, Inc.; 2001 to present

Chairman of the Board since July 2004; address listed in (a) above

Joseph E. Eller

Executive Vice President and Chief Banking Officer of AF Bank from 2005 to present; address listed in (a) above;

Senior Vice President and Director of Sales and Marketing for High Country Bank, a division of Yadkin Valley Bank and Trust Company from 2004; Senior Vice President and Director of Marketing for High Country Bank from 2001 to 2003; Shadowline Drive, Boone, NC 28608

Martin G. Little

Executive Vice President and Chief Lending Officer of AF Bank from 2005 to present; address listed in (a) above;

Senior Vice President and Chief Lending Officer of AF Bank from 1998 to 2005

Jerry L. Roten

Director

Retired; Clerk of the Superior Court of Ashe County from 1986 to 2005; address listed in (a) above

Michael M. Sherman

Director

President and Chief Executive Officer of Zibra, LLC a consumer products company from 2003 to present; President of Pentair Accessory Group, a division of the Pentair Tools Group, 2002 to 2003; President of The Oldham Company 1992 to 2003; address listed in (a) above

Wayne R. Burgess

Director

Part-owner, Vice President and Manager of Burgess Furniture of West Jefferson, from 1976 to present; address listed in (a) above

Donald R. Moore

Director

Owner/operator McDonald’s Restaurant in West Jefferson, North Carolina from 1995 to present; address listed in (a) above

Robert E. Washburn

Director, President and Chief Executive Officer

President and Chief Executive Officer of AF Financial Group and AF Bank November from 2004 to present; address listed in (a) above; City Executive for High Country Bank a Division of Yadkin Valley Bank and Trust Company 2004; Chief Credit Officer for High Country Bank 1998 to 2003; Shadowline Drive, Boone, NC 28608

Karen Pennell Powell

Director

Public Relations Director at Skyline Membership Corporation in West Jefferson, North Carolina 2007 to present;

Public Relations Manager at Skyline Membership Corporation 2004-2006; Marketing and Public Relations Manager at Skyline Membership Corporation 2001-2004; address listed in (a) above

Melanie Paisley Miller

Executive Vice President, Secretary, Treasurer and Chief Financial Officer of AF Financial Group and AF Bank from 1998 to present; address listed in (a) above

3. The information included in the Offer to Purchase entitled “Information About the Company—Manager Information” is also incorporated by reference. None of the individuals listed in Item (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

4. No individual discussed in Item (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5. Each of the individuals discussed in this Item (c) is a citizen of the United States.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth under “Summary of Terms”, “Questions and Answers”, “Special Factors” and “Terms of the Offer” in the Offer to Purchase and incorporated herein by reference.

(c) This tender offer is available only to those record shareholders and beneficial owners of the Company’s common stock who own 99 shares or less (i.e., odd lot shareholders), and is not open to all persons owning the Company’s common stock.

(d) Dissenting shareholders are not entitled to any appraisal or dissenters’ rights under North Carolina law as a result of the odd-lot tender offer discussed in this Schedule 13e-3.

(e) Security holders will be entitled to the Company’s corporate records in the manner permitted by applicable federal and North Carolina state law; however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Purchase entitled “Information About the Company - Beneficial Ownership of Directors and Executive Officers” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	Not applicable.

(2)	The information included in the Offer to Purchase entitled “Information About the Company - Certain Indebtedness and Transactions of Management” is incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	The information set forth in the Offer to Purchase entitled “Information About the Company – Beneficial Ownership of Directors and Executive Officers” is incorporated herein by reference. The Stock Option Plan was adopted by the Board of Directors of AF Bank and approved by AF Bank’s shareholders at the 1997 Annual Meeting of Shareholders. AF Financial Group assumed sponsorship of the Stock Option Plan in the reorganization of the Company into holding company form. All of the unexercised options expired on December 12, 2007. No options were exercised in the past fiscal year.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The shares of common stock purchased in this Offer will be retired. The information in the “Offer to Purchase” under the heading “Special Factors - Effects of the Tender Offer” is incorporated by reference.

(c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Purposes of the Offer” and “Special Factors - Effects of the Tender Offer” in the Offer to Purchase is incorporated by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Background of Tender Offer”, and “Special Factors - Purposes of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Background of Tender Offer”, “Special Factors - Purposes of the Offer” and “Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in “Summary of Terms”, “Special Factors - Purposes of the Offer”, “Special Factors - Effects of the Tender Offer” and “Special Factors - Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) The information set forth in “Special Factors - Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Special Factors - Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Special Factors - Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in “Special Factors - Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e) The information set forth in “Special Factors - Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(f) The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all or substantially part of the assets of the Company or (iii) purchase of the subject company’s securities that would enable the holder to exercise control of the Company.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors - Determination of Fairness of Offer by Our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in “Questions and Answers,” “Terms of the Offer - General” and “Terms of the Offer - Source and Amounts of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in “Terms of the Offer - Fees and Expenses” of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in “Information about the Company - Beneficial Ownership of Directors and Executive Officers” of the Offer to Purchase is incorporated herein by reference.

(b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(d) The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the Offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its common stock pursuant to the Offer. The information set forth in “Information About the Company - Beneficial Ownership of Directors and Executive Officers” and “Special Factors - Determination of Fairness of Offer by Our Board of Directors” of the Offer to Purchase is incorporated herein by reference.

(e) To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the odd-lot tender offer.

ITEM 13.	FINANCIAL STATEMENTS.

(a) The financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended June 30, 2007, and (ii) the Company’s quarterly report on Form 10-QSB for the period ending September 30, 2007, as filed with the SEC, are incorporated herein by reference. The information included in “Information About the Company - Summary Consolidated Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

(b) No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to shareholders as the tender offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c) The information included in “Information About the Company - Summary Consolidated Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No outside person will be directly or indirectly retained, employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The President and Chief Executive Officer of the company, Robert W. Washburn, will act as Information Agent for the Offer. He will receive no separate compensation for serving in such capacity. The Company has engaged American Stock and Transfer Company to act as Depositary for the Offer. Neither the Information Agent nor the Depositary has been authorized to make any solicitation or recommendation in or with respect to this Offer. The Depositary will be paid customary fees and expenses for its services. See Item 10(c) above. The information included in “Additional Information” in the Offer to Purchase is incorporated by reference.

(b) Employees of the Company may perform administrative tasks in connection with the Offer, and they will be not be separately compensated for such services.

ITEM 15.	ADDITIONAL INFORMATION.

(b) All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

16(a)(1)(i)	Offer to Purchase

16(a)(1)(ii)	Letter of Transmittal

16(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(v)	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

16(a)(1)(vi)	Form of Notice of Guaranteed Delivery

16(a)(1)(vii)	Letter to Shareholders from Robert E. Washburn, President and Chief Executive Officer, dated January 16, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AF FINANCIAL GROUP.

By:	/s/ Robert E. Washburn
Robert E. Washburn
President and Chief Executive Officer

Dated: January 15, 2008